UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number 000-25383

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bangalore - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

INDEPENDENT DIRECTOR NOT SEEKING RE-APPOINTMENT
SIGNATURES

INDEPENDENT DIRECTOR NOT SEEKING RE-APPOINTMENT

Infosys Limited, a company organized under the laws of the Republic of India ("Infosys", or the "Company"), hereby files with the United States Securities and Exchange Commission this Report on Form 6-K.

This Report on Form 6-K shall be deemed to be incorporated by reference into the Company's registration statements under the Securities Act of 1933, as amended.

On April 28, 2014, Ms. Ann M. Fudge, Independent Director who is scheduled to complete her term on the Infosys Board on June 14, 2014, conveyed her intention not to seek re-appointment owing to her busy schedule.

The Infosys Board has also recently announced the appointment of Ms. Carol M. Browner, distinguished Senior Fellow at the Center for American Progress and Counselor to the Albright Stonebridge Group, as an Additional Director of the Company. Her appointment shall be effective on the date Ms. Browner receives her Director Identification Number from the Ministry of Corporate Affairs.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Infosys Limited /s/ S. D. Shibulal

Date: April 28, 2014	S. D. Shibulal Chief Executive Officer